SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 1)
                               (Rule 13d-101)

                 Under the Securities Exchange Act of 1934

                        RIVIERA HOLDINGS CORPORATION
                              (Name of Issuer)

                  Common Stock, par value $.001 per share
                       (Title of Class of Securities)

                                 769627100
                               (CUSIP Number)

                        Riviera Holdings Corporation
                       2901 Las Vegas Boulevard South
                          Las Vegas, Nevada 89109
                               (702) 734-5110
                      Attention: William L. Westerman
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              with a copy to:

                          Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                            300 S. Grand Avenue
                       Los Angeles, California 90071
                               (213) 687-5070

                                May 15, 1997
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following:    |-|

Check the following box if a fee is being paid with this Statement:   |-|



CUSIP No. 769627100                           13D



(1)     NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
        Allen E. Paulson

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  |_|
        Not applicable                                           (a)  |_|

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS

        PF

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        Not applicable.                                                 |_|

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
                                      : (7)  SOLE VOTING POWER
                                      :
                                      :       463,655
                                      :
 NUMBER OF SHARES BENEFICIALLY        : (8)  SHARED VOTING
 OWNED BY EACH REPORTING              :
 PERSON WITH                          :        0
                                      :
                                      : (9)  SOLE DISPOSITIVE
                                      :
                                      :       463,655
                                      :
                                      :(10)  SHARED DISPOSITIVE
                                      :
                                      :        0

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:

                463,655

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES                                  |_|

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               9.4%

(14)    TYPE OF REPORTING PERSON
        IN



CUSIP No. 769627100                           13D



                        RIVIERA HOLDINGS CORPORATION

                                SCHEDULE 13D


               This Amendment No. 1 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") dated May 7, 1997, relating to the shares of common stock (the "Common Stock"), par value $.001 per share, of Riviera Holdings Corporation, a Nevada corporation (the "Company") and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

               Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such exhibits.

ITEM 4.        PURPOSE OF THE TRANSACTION

               Item 4 is amended and supplemented as follows:

               On May 15, 1997, the Reporting Person entered into a non-binding letter of intent (the "Letter of Intent") with the Issuer, a copy of which is attached hereto as [Exhibit A]. The Letter of Intent contemplates a transaction in which a subsidiary of a newly-formed Delaware corporation owned by the Reporting Person would merge with and into the Issuer and all holders of shares of Common Stock would receive in cash $15 plus an amount equal to 7% per annum of such $15 amount from June 1, 1997 through the closing date of the transaction.

               Any transaction would be subject to, among other things, completion of due diligence satisfactory to the Reporting Person, negotiation and execution of a definitive merger agreement, approval by the shareholders of the Issuer, receipt of all material consents, receipt of all Nevada gaming, liquor and other regulatory approvals, and negotiation and execution of option and voting agreements with the Option Offerors.

               No assurance can be given that the definitive merger agreement will be executed or that the transaction will be consummated.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Item 7 is amended and supplemented as follows:

               Exhibit A. Letter of Intent, dated as of May 15, 1997, by and between the Reporting Person and the Issuer.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        May 15, 1997
           Date

/s/  Allen E. Paulson
           Signature

Allen E. Paulson



                                                                  EXHIBIT A



                                                          May 15, 1997



Mr. Allen E. Paulson
Del Mar Country Club
6001 Clubhouse Drive
Rancho Santa Fe, CA  92067

Dear Mr. Paulson:

               This letter of intent will set forth the principal business terms (the "Terms") upon which a subsidiary of your newly-formed Nevada corporation ("Newco") proposes to merge (the "Merger") into Riviera Holdings Corporation ("RHC"), whereby on the "Closing Date" (hereinafter defined) all holders of shares of RHC common stock (the "Shares") would receive in cash the "Per Share Purchase Price" (hereinafter defined).

               1. "Per Share Purchase Price" means an amount per Share equal to $15.00 plus an amount equal to 7% per annum of such $15.00 amount from June 1, 1997 to the Closing Date.

               2. "Closing Date" means 10:00 A.M. Pacific Time on the fifth business day following satisfaction of all conditions specified in the "Merger Agreement" (hereinafter defined), including receipt of all Nevada gaming, liquor and other regulatory approvals necessary to consummate the Merger (the "Approvals"), provided RHC may terminate the Merger Agreement (unless otherwise provided for in the Merger Agreement) if the Closing Date shall not have occurred by April 1, 1998 for any reason (other than a material breach by RHC of its obligations under the Merger Agreement).

               3. "Merger Agreement" means an agreement containing customary representations, agreements and conditions and embodying the Terms.

               4. Stock Options and Employee Stock Purchase Plan Shares.

               (a) RHC has furnished Newco with a list of (i) the Shares ("Option Shares") issuable upon exercise of all outstanding options (the "Options") and (ii) the Shares issued or issuable under RHC's Employee Stock Purchase Plan Shares ("Purchase Plan Shares").

               (b) Under RHC's Non-Qualified Stock Option Plan For Non-Employee Directors ("Directors Plan"), on May 12, 1997, options (the "Directors Options") to purchase 2,000 Shares will be issued to the persons previously identified to you with an exercise price equal to the closing price of RHC's common stock on May 12, 1997.

               (c) On the Closing Date, RHC will cancel the Options by paying in cash an amount equal to the difference between the exercise price of the Options and the Merger Per Share Purchase Price multiplied by the number of Option Shares on the basis of 100% vesting. Under the terms of the Employee Stock Purchase Plan, RHC is required to refund the original purchase price ($11.25 per Share in the case of Purchase Plan Shares issued in 1996) to an employee who so requests. RHC intends to offer a small number of Purchase Plan Shares at 85% of fair market value to Riviera employees who were not eligible in 1996. Purchase Plan Shares will be treated similarly to all other outstanding shares except, for administrative convenience, Purchase Plan Shares will be cashed out on the Closing Date by RHC netting the spread between the Purchase Plan Share Purchase Price against the Merger Per Share Purchase Price after deduction of any loan balance of an employee.

               (d) If there is a closing under a Development and Operating Agreement between Eagle Gaming, L.P. ("Eagle") and RHC's indirectly held subsidiary, Riviera Gaming Management of Colorado, Inc. ("RGMC"), whereby Riviera Blackhawk, LLC ("RBL) is established, (i) RHC will be obligated to issue to Ladenburg, Thalman & Co. five-year warrants to purchase 100,000 shares of RHC's common stock at a price equal to 120% of the closing market price of RHC's common stock on the American Stock Exchange on the date of such closing and (ii) RHC may be required to issue Shares to Eagle upon exercise by Eagle of a "Put" if RHC indirectly owns 100% of RBL or after giving effect to such Put. RHC and Newco will seek to mutually agree upon cash payments in lieu of such warrants and RHC Shares issuable upon exercise of such Put.

               5. Issuance of Additional Common Stock or Stock Options; No Distributions. Except as specified in Paragraph 4 above, prior to the Closing Date or earlier termination of the Merger Agreement, RHC will not issue or repurchase (or enter into any commitment to do so) any additional Shares, options or warrants or other instruments representing an equity interest in RHC, and RHC will not make any distributions of any kind to its shareholders.

               6. Escrow; Liquidated Damages; Funds at Closing.

               (a) Upon the execution of the Merger Agreement, Newco will deposit in cash or letters of credit containing terms acceptable to RHC in escrow (the "Escrow") $14,745,000 ($3 per share x 4,915,000 shares outstanding) plus (i) an amount equal to 7% per annum on $73,725,000 from June 1, 1997 to such execution date, and (ii) $426,605 (.0058 x $73,725,000) on each monthly anniversary of such execution date until the Closing Date or the date the Merger Agreement is terminated; provided there shall be deducted from the foregoing (i) any amount set aside by Newco or Mr. Allen E. Paulson pursuant to any separate agreement (the "Separate Agreements") with Morgens, Waterfall; Sun Life or Keyport Life (the "Major RHC Shareholders") with respect to their share interests in RHC and (ii) amounts required to be deposited with respect to the Shares beneficially owned by Newco or Mr. Paulson (collectively, "Paulson Ownership").

               (b) The shareholders of RHC (excluding the Paulson
Ownership) shall be entitled to receive the Escrow pro-rata, if Newco shall fail to close and pay by April 1, 1998 for any reason other than:

               (i) a breach by RHC of its representations and warranties or obligations under the Merger Agreement,

               (ii) the transaction is enjoined pursuant to a final non-appealable order (provided RHC, Newco and their affiliates shall have used their best efforts to have such injunction lifted),

               (iii) assuming the accuracy of the following representation and performance by Mr. Paulson of the following agreement, Newco/Mr. Paulson have not obtained all necessary Approvals:
                           (A) Mr. Paulson represents that he has
                           discussed in detail with his Nevada gaming counsel his background and knows of no reason why he should not be able to obtain all necessary Approvals prior to April 1, 1998, and (B) Mr. Paulson agrees that he will pursue vigorously and will give complete and prompt attention to requests of Nevada regulatory authorities for information and will do nothing which might delay receipt of all necessary Approvals

               (iv) In addition, the parties will seek to mutually agree as to the effect on the Escrow of the death or disability of Mr. Paulson prior to the Closing Date.

               (c) At the Closing Date the Escrow will be released to Newco, and Newco must have, in cash, an amount equal to the aggregate Per Share Purchase Price, multiplied by the number of outstanding RHC Shares, minus (i) the Escrow and (ii) the amounts held pursuant to the Separate Agreements and the Paulson Ownership. In addition on the Closing Date RHC will pay approximately $12 million in cash as previously identified to you and Newco shall have irrevocable commitments sufficient to cover Puts by the holders of all $100 million of RHC's 11% Mortgage Notes by reason of the change in control contemplated by the Merger or have made other arrangements satisfactory to RHC.

               7. RHC Operations. RHC has furnished Newco with its confidential monthly projections of RHC's consolidated results of operations for the twelve months ended March 31, 1998. Newco will have the right to terminate the Merger Agreement if RHC's actual consolidated results of operations through the Closing Date constitute a "Material" adverse change compared to the Projected Results for the same period. For purposes of the foregoing, "Material" shall mean a decline in EBITDA of 7.5% or more.

               8. Indemnification. Newco will be given an opportunity to conduct such due diligence with respect to RHC as Newco reasonably deems appropriate and may condition its obligation to close under the Merger Agreement upon any material breach by RHC of its representations or agreements under the Merger Agreement, provided, however, that upon consummation of the Merger, (i) none of the directors, officers, employees or shareholders of RHC ("Indemnitees") will be liable to Newco (or anyone claiming rights through Newco) for breach of such representations and agreements and (ii) Newco will hold the Indemnitees harmless against any loss, liability, cost or expense including counsel fees which arises out of the operation of RHC or any of its subsidiaries through the Closing or by reason of the Merger.

               9. Cooperation. RHC and Newco will cooperate on the following matters:

               (a) The calling of a Special Meeting of RHC shareholders to approve the Merger, together with the preparation of a proxy statement with respect thereto to be furnished to the shareholders of RHC; provided, however, that it shall be a condition to the Merger that the holders of at least 70% of the RHC Shares entitled to vote on the Merger shall have approved the Merger.

               (b) Engagement by RHC of an investment banker to give a fairness opinion as to the Merger;

               (c) The preparation and filing of a notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

               (d) The obtaining of all necessary Approvals;

               (e) The continued employment of key management personnel of RHC; and

               (f) All other matters contemplated by the transaction, including the refinancing of the 11% Mortgage Notes.

               10. No Shop; RHC Board Fiduciary Duty; First Refusal;
Break-Up Fee.

               (a) Upon the execution of the Merger Agreement following approval by RHC's Board, RHC will not actively seek to enter into a merger or similar transaction ("Alternative Transaction") with a third party, subject, however, to the fiduciary duty of RHC's board to entertain an Alternative Transaction, if the same will provide RHC's shareholders with a per share purchase price which is higher (the amount of such excess in the per share purchase price being referred to as the "Spread") than the Per Share Purchase Price.

               (b) Newco shall have the right (the "First Refusal Right") for 30 days after receipt of notice of an Alternative Transaction and by written notice to RHC's Board to increase the Per Share Purchase Price in the amount of the Spread. The First Refusal Right shall expire on the earliest to occur of (i) termination of the Merger Agreement or (ii) April 1, 1998 (unless otherwise extended under the terms of the Merger Agreement).

               (c) If Newco shall fail to exercise its First Refusal Right
(i) at the Closing of an Alternative Transaction, RHC will pay Newco and/or Mr. Paulson an aggregate amount equal to 3% of the purchase price for the equity of RHC which is paid in the Alternative Transaction and (ii) upon the execution by RHC of definitive agreements with respect to an Alternative Transaction or the approval or recommendation of an Alternative Transaction by RHC's Board of Directors, directly or indirectly, RHC will reimburse Newco and Mr. Paulson for the documented out-of-pocket expenses in connection with the transaction contemplated by this letter of intent and the Merger, which shall have been incurred from April 15, 1997.

               11. Publicity. Neither RHC nor Newco will make any public announcement about the Merger or related matters without the prior approval of the other party, subject, however, to RHC's obligation as a public company to make public disclosure of certain matters. In such event, Newco's counsel will be given prior notice and the ability to comment on RHC's announcement, to the extent practicable.

               12. Confidentiality. Newco and its authorized representatives shall keep all information supplied or made available to Newco in confidence and shall not disclose the same to any party other than its employees and advisors on a need to know basis and only for purposes of evaluating the transaction described in this letter. Newco will not use such information except for evaluating such transaction. If the Merger is not consummated, Newco shall return to RHC any information provided to Newco.

               13. Expenses. Each of the parties will bear its own expenses except as otherwise provided in Paragraph 10(c) above.

               14. No Obligation. Except as specified in Paragraphs 11, 12 and 13 above, this letter of intent is not meant to be binding upon the parties hereto. Neither RHC nor Newco will be under any obligation to the other for whatever reason, including any fact or circumstance which may have been or may be made or become available to Newco or Paulson with respect to RHC or any other fact or circumstance, unless and until the Merger Agreement is executed and delivered by the parties thereto. Any transaction would be subject to, among other things, completion of due diligence satisfactory to Newco, negotiation and execution of the Merger Agreement, shareholder approval and receipt of all other material consents, including an option and voting agreement from the Major RHC Shareholders.

               If the foregoing is in accordance with your understanding, please sign and return the enclosed copy prior to the close of business on May 15, 1997.

                                           Very truly yours,

NEWCO                                      RIVIERA HOLDINGS CORPORATION


By: /s/ Allen E. Paulson                    /s/ William L. Westerman
    Allen E. Paulson                            William L. Westerman,
                                                Chairman and Chief
                                                Executive Officer